UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 22, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 22, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 14-9-TR	Date:	April 22, 2014

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2014

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported first quarter adjusted profit attributable to shareholders of $105 million, or $0.18 per share, compared with $328 million or $0.56 per share in 2013. Profit attributable to shareholders was $69 million ($0.12 per share) compared with $319 million ($0.55 per share) a year ago.

“We are pleased with our operating performance in the first quarter, with higher production volumes for our major products,” said Don Lindsay, President and CEO. "However, prices for these commodities were weak, particularly coal, compared to the first quarter of 2013 resulting in lower profits and cash flows than last year. As a result, we are increasing our efforts to reduce our costs and capital spending.”

Highlights and Significant Items

—	Our operations performed well in the first quarter with coal production up 8%, copper up 2% and zinc in concentrate up 11%, in each case over the first quarter of 2013.

—	We started commissioning the mill optimization project at Highland Valley Copper and exceeded design throughput rates in March with an average of 139,000 tonnes per day.

—	The Fort Hills oil sands project, which was sanctioned in October 2013, is progressing on schedule and on budget.

—	Profit attributable to shareholders was $69 million and EBITDA was $557 million in the first quarter.

—	Gross profit before depreciation and amortization was $732 million in the first quarter compared with $994 million in the first quarter of 2013.

—	Cash flow from operations, before working capital changes, was $470 million in the first quarter of 2014 compared with $776 million a year ago.

—
We have reached agreements with our quarterly contract customers to sell 5.5 million tonnes of coal in the second quarter of 2014 based on US$120 per tonne for the highest quality product and we expect total sales in the second quarter, including spot sales, to be at or above 6.5 million tonnes.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	Our cash balance was $2.4 billion at March 31, 2014.

—
Our cost reduction program has exceeded our initial goals, with $345 million of annualized reductions realized to date. We are targeting a further $200 million of annualized cost reductions and $150 million of capital expenditure reductions.

—	We are deferring the restart of our Quintette coal mine until market conditions for a restart are more favourable.

—
With a more favourable outlook for zinc prices, we are planning to restart the Pend Oreille zinc mine in Washington State. The mine is expected to produce 44,000 tonnes of zinc in concentrate per year for at least five years.

2    Teck Resources Limited 2014 First Quarter News Release

This management’s discussion and analysis is dated as at April 22, 2014 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2014 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2013. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Our operations performed well during the quarter, with a number of mines achieving increases in throughput. However, profits are lower than last year as a result of lower prices for most of our principal products, especially coal as increased supply from Australian mines has affected markets. It is uncertain how long the current low coal prices will prevail. Coal and copper prices in U.S. dollar terms were lower by 19% and 11%, respectively, in the first quarter of 2014 compared with a year ago. Coal prices are currently at their lowest level since 2007 and margins are at their lowest level in ten years. Lower prices were offset by a strengthening of the U.S. dollar against the Canadian dollar. Sales of our products are denominated in U.S. dollars and strengthening of the U.S. dollar has a favourable effect on our operating margins.

Our cost reduction program that began in the second half of 2012 exceeded our initial goals. We identified $380 million of ongoing annual operating cost savings across the company and to date have implemented $366 million and realized $345 million. However, in light of the current low commodity price environment, we are increasing our efforts on reducing our costs and capital spending in order to ensure we maintain our competitiveness and emerge stronger from the current price cycle. As a result, we are taking the following actions:

—
We are targeting a 5% or approximately 600 position reduction in our global workforce through attrition, hiring freezes and reductions in contractors and employees at our operations and corporate offices. We are also targeting a 5% reduction in our other costs for total savings of approximately $200 million.

—
Our sustaining and development capital spending will be reduced by approximately $150 million primarily through the deferral of equipment purchases and a reduction of spending on our development projects, except for Fort Hills, which is progressing as announced when we sanctioned the project in October 2013.

—
The potential restart of our Quintette coal mine, which is expected to produce between three and four million tonnes of steelmaking coal, has been deferred and the project is being put on care and maintenance until market conditions for a restart are favourable. With the Mines Act Permit Amendment previously approved we will continue to work on obtaining the two remaining permits that will enable us to restart the mine as quickly as possible when coal market conditions improve. Production could commence within 14 months of a construction decision.

We believe the outlook for zinc is the most favourable of the base metals. With recent and expected closures of a number of zinc mines, we believe that approximately 1.5 million tonnes

3    Teck Resources Limited 2014 First Quarter News Release

of current zinc mine production will be closed by the end of 2016 in a 13 million tonne per year market. As a result, we are planning to restart our Pend Oreille mine, which has been on care and maintenance since early 2009. The Pend Oreille mine is an underground operation and has the capacity to produce approximately 44,000 tonnes of zinc in concentrate per year. It is expected to take approximately seven months to ready the mine for operations and a further five months to achieve its full productive capacity. The capital cost required to restart the mine is approximately US$41 million and the expected average cost of production is approximately US$0.80 per pound of zinc produced over the estimated remaining life of the operation, which is currently five years. All production from Pend Oreille will be processed at our Trail metallurgical operations as concentrate characteristics in the ore and lower transportation costs provide us with approximately $15 million of annual benefits that cannot be obtained from other sources of concentrate.

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $69 million, or $0.12 per share, in the first quarter of 2014 compared with $319 million or $0.55 per share in the same period last year.

Adjusted profit, as shown in the table on page 31, excluding the effect of tax adjustments and asset provisions of $21 million and $8 million, respectively, was $105 million, or $0.18 per share, in the first quarter of 2014 compared with $328 million, or $0.56 per share, a year ago. The decline in adjusted profit was primarily due to lower commodity prices, especially for coal. A decline in copper prices late in the quarter also resulted in negative pricing adjustments of $41 million on an after-tax basis, and we incurred a $20 million after-tax charge for coal inventory write-downs. Partly offsetting the lower coal and copper prices was the positive effect of the stronger U.S. dollar.

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4    Teck Resources Limited 2014 First Quarter News Release

FINANCIAL OVERVIEW
	Three months ended March 31,
($ in millions, except per share data)	2014	2013

Revenue and profit
Revenue	$2,084	$2,330
Gross profit	$405	$701
Gross profit before depreciation and amortization (1)	$732	$994
EBITDA (1)	$557	$902
Profit attributable to shareholders	$69	$319

Cash flow
Cash flow from operations	$545	$763
Property, plant and equipment expenditures	$400	$388
Capitalized stripping costs	$204	$210
Investments	$8	$82

Balance Sheet
Cash balances	$2,386	$2,772
Total assets	$36,381	$36,183
Debt, including current portion	$8,034	$7,723

Per share amounts attributable to shareholders
Profit	$0.12	$0.55

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.7	6.2
Copper (2)	85	83
Zinc in concentrate	163	147
Zinc - refined	62	74

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.2	6.6
Copper (2)	83	82
Zinc in concentrate	148	124
Zinc - refined	62	73

Average prices and exchange rates
Coal (realized US$/tonne)	$131	$161
Copper (LME cash - US$/pound)	$3.19	$3.60
Zinc (LME cash - US$/ pound)	$0.92	$0.92
Average exchange rate (C$ per US$1.00)	$1.10	$1.01

Gross profit margins
Coal	13%	33%
Copper	31%	37%
Zinc	17%	17%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

5    Teck Resources Limited 2014 First Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended March 31,
($ in millions)	2014	2013

Revenue
Coal	$880	$1,060
Copper	652	684
Zinc	551	585
Energy	1	1
Total	$2,084	$2,330

Gross profit, before depreciation and amortization (1)
Coal	$292	$516
Copper	318	351
Zinc	121	126
Energy	1	1
Total	$732	$994

Gross profit
Coal	$114	$346
Copper	200	253
Zinc	91	102
Energy	-	-
Total	$405	$701

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6    Teck Resources Limited 2014 First Quarter News Release

COAL BUSINESS UNIT

	Three months ended March 31,
($ in millions)	2014	2013

Coal price (realized Cdn$/tonne)	$143	$161
Production (million tonnes)	6.7	6.2
Sales (million tonnes)	6.2	6.6
Gross profit, before depreciation and amortization	$292	$516
Gross profit	$114	$346
Property, plant and equipment expenditures	$79	$101
Capitalized stripping costs	$131	$140

Performance

Gross profit before depreciation and amortization from our coal business unit declined by $224 million in the first quarter (see table below) compared with a year ago primarily due to lower coal prices, higher unit costs and a $30 million inventory write-down. These items were partly offset by the favourable effect of a stronger U.S. dollar.

Production in the first quarter of 6.7 million tonnes rose by 8% compared with the same period a year ago as a result of higher capacity utilization within the business unit.

Coal sales of 6.2 million tonnes in the first quarter were 6% lower than the same period last year. Demand for our products is healthy, however rail performance negatively affected our logistics chain and some vessels experienced delays at west coast ports resulting in lower sales for the quarter. The average coal price of US$131 per tonne was 19% lower than the same period a year ago and reflects the oversupplied steelmaking coal market conditions.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended March 31,

As reported in previous period	$516
Changes:
Coal price realized:
US$ price	(182)
Foreign exchange	67
Sales volume	(32)
Operating costs	(53)
Coal inventory write-down	(24)
Increase (decrease)	(224)
As reported in current period	$292

Property, plant and equipment expenditures totaled $79 million in the first quarter and included $62 million for sustaining capital, $13 million for major enhancement projects and $4 million for

7    Teck Resources Limited 2014 First Quarter News Release

new mine development. Capitalized stripping costs were $131 million in the first quarter compared with $140 million a year ago.

Markets

Increasing production and exports from Australia combined with lower imports into China maintained the market in an oversupplied position, resulting in downward pricing pressure throughout the first quarter.

Coal prices for the second quarter of 2014 have been agreed with the majority of our quarterly contract customers based on US$120 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Mining and coal processing performance in the first quarter was strong, with record monthly coal production in January. Cost reduction efforts at the mines have been successful and are ongoing. Labour costs per unit are lower than the first quarter of last year as labour productivity has improved. In addition, we continue to limit the use of high cost equipment and maintenance contractors and have maintained restrictions on hiring while minimizing overtime. However, pricing pressure on key inputs such as diesel and natural gas, partially as a result of the strengthening of the U.S. dollar against the Canadian dollar, combined with longer haul distances and additional maintenance activities contemplated by our operating plan, has resulted in higher production costs this quarter than a year ago.

Within the logistics chain, it was a disappointing quarter. Rail volumes moved were less than expected, with CP moving 600,000 tonnes less than planned westbound from southeast British Columbia. CP attributed under-performance to the effect of cold weather east of the Rockies, equipment availability and congestion within the rail network as a result of increased grain volumes. CN moved planned quantities in the northern corridor.

8    Teck Resources Limited 2014 First Quarter News Release

Unit Costs

Cost of sales in the first quarter of 2014, before depreciation, transportation and a write-down of coal inventories, were $52 per tonne, or $6 per tonne higher than the same period a year ago. Over half of this increase resulted from reduced capitalization of stripping costs as raw coal strip ratios decreased. In addition and as described above, unit production costs at the mines increased as a result of higher diesel and natural gas prices, partially as a result of the strengthening of the U.S. dollar against the Canadian dollar, combined with additional maintenance parts costs, partially offset by improved labour productivity.

Transportation costs in the first quarter were $38 per tonne, $2 per tonne higher compared with the same quarter a year ago, primarily due to higher fuel surcharges on tonnes railed and higher unit loading costs. These increases were partially offset by lower demurrage costs compared with a year ago. In the first quarter of 2013, a large number of vessels were at anchor after a vessel collided with a Westshore loading trestle in late 2012, delaying loading.

	Three months ended March 31,
(amounts reported in Cdn$ per tonne)	2014	2013

Site cost of sales	$52	$46
Transportation costs	38	36
Inventory write-down	5	1
Unit costs (1)	$95	$83

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Quintette

Work on the Quintette project has focused on examining options to reduce capital costs while final permit applications are being reviewed by the authorities. We expect to receive all required permits in the second quarter of 2014. As previously noted, given current market conditions, the restart of Quintette has been deferred and the project is being put on care and maintenance. Production could commence within 14 months of a construction decision.

Elk Valley Water Management

Our Elk Valley water management program to date has focused in two main areas: development of the Elk Valley Water Quality Plan under an Area Based Management Plan Order from the Government of British Columbia, and construction of the West Line Creek water treatment plant at our Line Creek operations.

The Elk Valley Water Quality Plan is intended to address the management of selenium as well as other substances released by mining activities throughout the watershed in the short, medium and long term. The plan will establish water quality targets which are protective of the environment and human health, while considering social and economic factors. The plan is being informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment and including representatives from Teck, the U.S. Environmental Protection Agency, State of Montana, Ktunaxa Nation, other provincial and federal agencies and an independent scientist, as well as public consultation. The development

9    Teck Resources Limited 2014 First Quarter News Release

of the plan is progressing satisfactorily and it is expected to be complete and submitted to the B.C. Ministry of Environment in the third quarter of 2014.

A previous draft valley-wide selenium management action plan contemplated total capital spending of up to $600 million over a five year period, including the $120 million spent to date on the West Line Creek plant, for the installation of water diversion and treatment facilities. The estimated capital and operating costs of implementing the new Elk Valley Water Quality Plan are not yet known but are expected to vary from those outlined in the previous draft. The final costs will depend on the water quality targets established in the plan, as well as the technologies applied to manage selenium and other substances. The initial cost estimate in the previous plan assumed the application of biological treatment technology, which is currently being installed in the West Line Creek plant. This facility is progressing satisfactorily towards the start of commissioning in the second quarter of 2014.

Our work on the new Elk Valley Water Quality Plan is expected to result in revised cost estimates by the end of 2014. We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. Our ongoing work could reveal technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management. Delays in obtaining approval of the plan could result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long term plans. If this were to occur, the potential shortfall in future production could be material.

Outlook

We are expecting coal sales in the second quarter of 2014 to be at, or above, 6.5 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities.

We continue to expect our 2014 coal production to be in the range of 26 to 27 million tonnes. We continue to expect our 2014 annual cost of product sold, including transportation costs, to be in the range of $93 to $102 per tonne (US$85 to US$93) based on current exchange rates and current production plans.

10    Teck Resources Limited 2014 First Quarter News Release

COPPER BUSINESS UNIT
	Three months ended March 31,
($ in millions)	2014	2013

Copper price (realized – US$/pound)	$3.25	$3.55
Production (000’s tonnes)	85	83
Sales (000’s tonnes)	83	82
Gross profit, before depreciation and amortization	$318	$351
Gross profit	$200	$253
Property, plant and equipment expenditures	$112	$200
Capitalized stripping costs	$62	$59

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $33 million in the first quarter (see table below) compared with a year ago. This was primarily the result of lower copper prices and reduced by-product revenues from molybdenum, gold and zinc and increased smelter processing rate charges. These items were partially offset by the positive effect of the stronger U.S. dollar, reduced unit costs at Quebrada Blanca and increased copper production from Antamina.

Copper production in the first quarter rose by 2% compared with a year ago. Antamina’s production increased substantially as a result of increased mill throughput and higher grades compared with a year ago when the operation experienced difficulties with unplanned downtime on the primary crusher. This partially offset lower production at Highland Valley Copper as mill throughput and recoveries were lower as a result of final tie-ins and commissioning of the new flotation facility. Zinc production from Antamina and Duck Pond decreased by a total of 38% compared with a year ago primarily due to the mix of ore types processed at Antamina.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended March 31,

As reported in previous period	$351
Changes:
Copper price:
US$ price	(53)
Foreign exchange	56
Sales volume	2
By-product revenues	(27)
Smelter processing charges	(9)
Operating costs	(2)
Increase (decrease)	(33)
As reported in current period	$318

11    Teck Resources Limited 2014 First Quarter News Release

Capital expenditures consisted of $35 million for sustaining capital and $51 million for major enhancement projects, primarily for Highland Valley’s mill optimization project and $30 million for new mine development, primarily at the Quebrada Blanca Phase 2 project. Capitalized deferred stripping costs were $62 million in the first quarter compared with $59 million a year ago.

Markets

LME copper prices averaged US$3.19 per pound in the first quarter of 2014 compared with US$3.60 per pound in the same period a year ago. Copper prices were stable during the first quarter of 2014 before softening at the end of the quarter. LME, Comex & SHFE stocks were down 30,300 tonnes in the first quarter. Consumption in China continues to show good growth based on investment plans by the State Grid. In Europe, consumption continues to show strong growth with metal premiums holding strong while in the U.S. consumption in the first quarter was soft as a result of the extreme winter. Mining companies have been giving lower production guidance for 2014 which is translating into a lower expected metal surplus.

Operations

Highland Valley Copper

Copper production of 26,900 tonnes in the first quarter was 6% lower than a year ago primarily as a result of reduced mill throughput and lower recoveries. Production in the quarter was affected by the scheduled downtime to tie in components of the mill optimization project and commissioning of the new flotation facility. Molybdenum production declined by 47% to 1.0 million pounds compared with the same period a year ago primarily due to lower ore grades.

Operating costs in the first quarter, before changes in inventory, rose by $10 million as a result of higher labour costs associated with the commissioning of the new flotation facility and increased diesel and energy costs. Capitalized stripping costs in the first quarter of 2014 were $37 million compared with $27 million a year ago.

Commissioning of the new flotation plant is progressing on schedule. Design throughput rates were exceeded in March with an average of 139,000 tonnes per day during the month, compared to a design rate of 130,000 tonnes per day. The focus is now shifting to maximizing recovery at these expanded rates by fine tuning the process control technology and addressing minor deficiencies at the back end of the processing circuit.

Antamina

Copper production in the first quarter of 2014 increased by 31% as a result of significantly higher throughput rates and copper grades. The mix of mill feed in the first quarter was 77% copper-only ore and 23% copper-zinc ore, compared with 68% and 32%, respectively, in the same period a year ago. Grades are expected to decline in the second quarter and for the remainder of the year due to mine sequencing and processing of lower grade stockpiles. Zinc production declined to 32,900 tonnes from 67,300 tonnes in the same period a year ago primarily due to lower zinc grades and a lower amount of copper-zinc ore processed in the period. A gradual return to higher production is expected after 2014 as grades improve.

12    Teck Resources Limited 2014 First Quarter News Release

Operating costs in the first quarter, before changes in inventory, remained similar to a year ago despite the significantly higher sales volumes compared with a year ago. Capitalized stripping costs were US$62 million (100% basis) in the first quarter compared with US$79 million in the same period of 2013.

Quebrada Blanca

Copper production in the first quarter increased by 3% compared with the same period a year ago. Heap leach production increased as a result of processing higher heap leach grades and improved recoveries from previously placed inventory, offset by lower dump leach production. As anticipated in the mine plan, the amount of dump leach ore placed declined significantly during the quarter compared to the same period a year ago and dump leach ore placement is expected to continue at lower rates, although previously placed material continues to be irrigated to supplement production.

Operating costs, before changes in inventories, decreased by US$12 million compared with the same period a year ago as a result of cost reduction efforts. Capitalized stripping costs in the first quarter were US$8 million compared with US$14 million in the first quarter of 2013. Depreciation and amortization costs increased by US$14 million compared with a year ago as a result of depreciation of accumulated capitalized stripping costs.

We continued to progress updating the permits for the existing facilities for the supergene operation. We still expect to submit the social and environmental impact assessment in respect of cathode production to 2020 in the second quarter of 2014.

Carmen de Andacollo

Copper production in the first quarter declined by 11% compared with a year ago as a result of lower ore grades consistent with the mine plan, partially offset by a 10% increase in mill throughput in the period.

Production costs, before changes in inventories, decreased by US$4 million compared with a year ago primarily due to lower power costs. Capitalized stripping costs in the first quarter and prior year were minimal.

Duck Pond

Copper and zinc production in the first quarter was 3,200 tonnes and 4,100 tonnes, respectively, compared with 3,300 tonnes and 3,500 tonnes, respectively, last year.

As announced previously, the Duck Pond operation is expected to close in the first half of 2015.

13    Teck Resources Limited 2014 First Quarter News Release

Unit Costs

Unit costs of product sold, before cash margins for by-products, in the first quarter of 2014 decreased primarily due to reduced operating costs at Quebrada Blanca and the favourable effect of increased copper production from Antamina. These items were partially offset by additional costs associated with commissioning the new flotation facility at Highland Valley Copper. Cash unit costs after by-product margins increased as a result of lower molybdenum, zinc and other by-product prices and volumes.

	Three months ended March 31,
(amounts reported in US$ per pound)	2014	2013

Adjusted cash cost of sales (1)	$1.67	$1.81
Smelter processing charges	0.20	0.17
Total cash unit costs before by-product margins (1)	$1.87	$1.98
Cash margin for by-products (2)	(0.25)	(0.43)
Total cash unit costs after by-product margins (1)	$1.62	$1.55

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the first quarter of 2014, we continued to slow detailed design activities for the Quebrada Blanca Phase 2 project to better align engineering progress with permitting activities. Some of the engineering resources remaining on the project were redirected towards optimization studies focused on capital reduction opportunities.

As previously announced, the permits for our existing facilities need to be updated before resubmission of the Phase 2 SEIA. Timing for resubmission of the Phase 2 SEIA will depend to some extent on progress on updating permits for the existing facilities and project optimization activities.

Other Copper Projects

At Relincho, work continues on optimization studies that are focused on capital and operating reductions and other value enhancing initiatives.

Focused engineering studies also continue for our Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects. No significant field work is planned on these projects in 2014.

14    Teck Resources Limited 2014 First Quarter News Release

ZINC BUSINESS UNIT

	Three months ended March 31,
($ in millions)	2014	2013

Zinc price (realized – US$/lb)	$0.91	$0.93
Production (000’s tonnes)
Refined zinc	62	74
Zinc in concentrate (1)	152	128
Sales (000’s tonnes)
Refined zinc	62	73
Zinc in concentrate (1)	139	107
Gross profit before depreciation and amortization	$121	$126
Gross profit	$91	$102
Property, plant and equipment expenditures	$36	$35
Capitalized stripping costs	$11	$11

Note:
1)	Represents production from Red Dog only and excludes co-product zinc production from our Copper Business Unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit decreased by $5 million (see table below) compared with a year ago. Significantly higher sales volumes from Red Dog, due to timing, and the favourable effect of the stronger U.S. dollar were primarily offset by reduced volumes from Trail.

Production of zinc in concentrate from Red Dog rose by 19% as a result of increased mill throughput. Refined zinc production and resulting sales volumes in the first quarter at Trail were negatively affected by reliability problems with the aging acid plants, which affected the processing of concentrates in the quarter. Completion of the replacement acid plant is expected in the second quarter.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended March 31,

As reported in previous period	$126
Changes
Zinc price:
US$ price	(4)
Foreign exchange	32
Sales volume	18
By-product revenues	(21)
Operating costs	(12)
Royalties	(18)
Increase (decrease)	(5)
As reported in current period	$121

15    Teck Resources Limited 2014 First Quarter News Release

Capital expenditures totaled $36 million, including $25 million on the Trail acid plant that is nearing completion, all of which were primarily sustaining expenditures.

Markets

LME zinc prices decreased by 0.2% from a year ago and averaged US$0.92 per pound in the first quarter of 2014. Lead prices decreased 8% from a year ago and averaged US$0.96 per pound in the first quarter. In the first quarter, combined LME & SHFE zinc metal inventories fell by 122,700 tonnes, or 8%. Zinc metal demand in the U.S. continues to be strong, driven by good auto production. Auto production is also strong in China and Japan. Residential and non-residential construction in Europe posted greater than 8% year-over-year growth to January 2014. Mine closures that started to occur in 2013 will continue through this year and into 2015, which is expected to move the global zinc market from surplus in prior years to deficit in 2015. The global lead metal market is expected to move into deficit from 2014 onwards. Combined LME & SHFE lead inventories have fallen 23,900 tonnes or 8% in the first quarter.

Operations

Red Dog

Zinc and lead production in the first quarter increased 19% and 28%, respectively, due to the processing of softer ores, which substantially increased tonnes milled in the period. These items were partially offset by lower zinc ore grades.

Zinc sales volumes were 30% higher than a year ago due to higher opening market inventories in 2014, as certain customers that drew from consignment inventories deferred delivery of zinc from the fourth quarter of 2013 to the first quarter of 2014.

Operating costs in the first quarter rose primarily in relation to increased sales volumes in the period. Royalty costs increased by US$15 million to US$29 million primarily due to the increased sales volumes.

Trail

Zinc production was lower in the first quarter of 2014 due to reliability issues with the aging acid plants, which limited front end throughput on the zinc circuit. Similarly, Kivcet throughput was negatively affected by a series of production interruptions, which resulted in lower lead and silver production in the quarter compared with a year ago. Construction continued on the new acid plant, which is replacing the aging facility and is expected to lower emissions. The project is expected to be completed in the second quarter of 2014.

Cost of concentrate purchases in the first quarter was lower than a year ago due to lower commodity prices, particularly silver prices, and to lower zinc and silver production levels. Operating costs remained unchanged compared with a year ago as increased repair activity and higher energy prices were offset by cost reduction initiatives and lower costs associated with the lower production levels.

16    Teck Resources Limited 2014 First Quarter News Release

Pend Oreille

As previously mentioned, we are planning to restart the Pend Oreille zinc mine, which has been on care and maintenance since early 2009. The Pend Oreille mine has an annual capacity of approximately 44,000 tonnes of zinc in concentrate, all of which will be sent to our Trail metallurgical operations for processing. It is expected to take approximately seven months to ready the mine for operations and a further five months for the mine to achieve its full productive capacity.

17    Teck Resources Limited 2014 First Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

Construction of the Fort Hills Project is progressing substantially in accordance with the project schedule and spending to date is consistent with the project budget. Our share of Fort Hills cash spend in the first quarter was $114 million, including our earn-in commitments. Suncor has indicated 2014 planned incurred project spending of $3.16 billion, of which our share would be $850 million, including our earn-in commitment.

Frontier Energy Project

In November 2011, the Frontier project application was submitted to regulators. We have subsequently responded to two rounds of supplemental information requests and review of the application continues. In March, we received a third round of information requests from the regulators, which we plan to respond to in the second half of 2014. The cumulative federal review period is estimated to be approximately two years, making 2015 the earliest an approval decision and receipt of required permits is expected.

An exploration program was completed at Frontier in the winter of 2014 to provide additional data to support the regulatory review process and ongoing engineering work.

Wintering Hills Wind Power Facility

During the first quarter of 2014, our share of the power generation from Wintering Hills was 24 GWhs. Expected power generation in 2014 is dependent on weather conditions and the anticipated 85 GWhs of power generated will result in approximately 55,000 tonnes of CO2 equivalent offsets.

18    Teck Resources Limited 2014 First Quarter News Release

OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $104 million in the first quarter compared with $18 million a year ago. This was primarily due to declining copper prices at the end of the quarter, as we incurred negative pricing adjustments in the first quarter of $63 million compared with $22 million in the first quarter of 2013. We also wrote down our Duck Pond operating assets by $12 million, reflecting the expected closure of the mine in the first half of 2015, and the decline in expected cash flow due to the fall in copper prices.

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2013, and March 31, 2014.

	Outstanding at		Outstanding at
	December 31, 2013		March 31, 2014
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	135	3.35	158	3.01
Zinc	109	0.94	133	0.90

Financing expense was $69 million in the first quarter compared with $88 million a year ago. Changes in the Fort Hills project agreements in the fourth quarter of 2013 changed the basis of accounting for the project and as a result we now capitalize interest relating to our investment in the Fort Hills project.

We recorded $13 million of other non-operating losses, the same as a year ago. Amounts in 2014 are primarily foreign exchange losses.

Income and resource taxes for the first quarter were $93 million, or 55% of pre-tax profits, including a deferred tax charge of $21 million arising from a settlement with the Canada Revenue Agency regarding the treatment of gains realized in 2008 on the sale of our interest in Fording Canadian Coal Trust. Excluding this one-time item, the effective tax rate would have been 42%, which is higher than the Canadian statutory income tax rate of 26%. The higher effective rate is due in part to higher tax rates in foreign jurisdictions and the effect of resource taxes. Resources taxes are typically based on gross profits before administrative, overhead and financial expenses. As such, they have the effect of increasing our overall tax rate, particularly in periods of lower income. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

On April 1, 2014, the Chilean Government introduced a comprehensive tax reform bill, which proposes to phase in over the next four years an increase to the first stage corporate tax rate from 20% to 25% and from 2017, the elimination of the deferral of the second stage corporate tax such that the corporate tax rate will effectively become, between the first stage and second stage, 35% as earned. If enacted, this would result in a non-cash charge to profit in respect of our existing deferred tax liabilities.

19    Teck Resources Limited 2014 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt positions and credit ratios are summarized in the table below:

	March 31,	December 31,
($ in millions)	2014	2013

Fixed-rate term notes	$7,127	$7,124
Other	140	137
Total debt (US$ in millions)	$7,267	$7,261

Canadian $ equivalent (1)	8,034	7,723
Less cash balances	(2,386)	(2,772)
Net debt	$5,648	$4,951

Debt to debt-plus-equity ratio (2)	30%	29%
Net-debt to net-debt-plus-equity ratio (2)	23%	21%
Average interest rate	4.8%	4.8%

Note:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $470 million in the first quarter compared with $776 million a year ago with the reduction primarily due to significantly lower coal prices in the quarter.

Changes in non-cash working capital items provided $75 million in cash in the first quarter as receivable balances declined due to lower commodity prices. Changes to non-cash working capital in the same period a year ago were not substantial.

Investing Activities

Expenditures on property, plant and equipment were $400 million in the first quarter and included $137 million on sustaining capital, $64 million on major enhancement projects and $199 million on new mine development. The largest components of sustaining expenditures were $62 million at our coal operations and $25 million for the new acid plant at Trail. Major enhancement expenditures included $49 million for Highland Valley Copper’s mill optimization project and $13 million at our coal operations. New mine development expenditures included $114 million for our share of Fort Hills spending, $49 million at Frontier and $20 million for Quebrada Blanca Phase 2.

Capitalized stripping expenditures were $204 million in the first quarter compared with $210 million a year ago. The majority of this item constitutes the preparation of pits for future

20    Teck Resources Limited 2014 First Quarter News Release

production at our coal mines. We expect to capitalize similar amounts each quarter for the remainder of the year.

Financing Activities

Other than the payment of our semi-annual dividend that totaled $259 million, there were no significant financing activities in the quarter.

We have committed and unused bank credit facilities aggregating US$2.0 billion, maturing in 2018.

OUTLOOK

We continue to experience volatile markets for our products and prices for some of our products have declined significantly. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, increased production from Australian mines has put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the recent weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. The Canadian dollar has fallen significantly against the U.S. dollar to date in 2014 and this has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on a portion of our operating costs and capital spending to the extent that a portion of our costs and capital spending is denominated in U.S. dollars.

We have committed to spending an estimated $2.94 billion over the next four years on the development of the Fort Hills oil sands project, which will consume a significant portion of our cash resources. We have access to credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Capital Expenditures

As mentioned on the preceding pages, we are reducing our sustaining and development capital expenditures by approximately $150 million from the deferral of equipment purchases and reduced spending on certain development projects and are planning to restart the Pend Oreille zinc mine at a cost of approximately $45 million. As a result, our previously disclosed 2014 capital expenditure forecast has been reduced by approximately $105 million from $1.9 billion to $1.8 billion. We also expect to spend $700 million on capitalized stripping preparing mining areas for future production, which is unchanged from our previous guidance. In addition, we are deferring the potential restart of the Quintette steelmaking coal mine until coal market conditions improve.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital

21    Teck Resources Limited 2014 First Quarter News Release

spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2014, $6.6 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,084	$2,376	$2,524	$2,152	$2,330	$2,730	$2,505	$2,561	$2,547

Gross profit	405	546	597	582	701	825	827	880	992

EBITDA	557	766	815	670	902	653	861	933	848

Profit attributable to shareholders	69	232	267	143	319	200	256	354	258

Earnings per share	$0.12	$0.40	$0.46	$0.25	$0.55	$0.34	$0.44	$0.60	$0.44

Cash flow from operations	545	769	656	690	763	911	729	965	813

OUTSTANDING SHARE DATA

As at April 21, 2014 there were 566.9 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 11.0 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share.

22    Teck Resources Limited 2014 First Quarter News Release

More information on these instruments and the terms of their conversion is set out in Note 20 of our 2013 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2014, we have adopted IFRIC 21, Levies (“IFRIC 21”) with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. An obligating event is the activity that triggers the payment of the levy as identified by legislation. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy.

The adoption of IFRIC 21 did not affect our financial results or disclosures as our analysis determined that no changes were required to our existing accounting treatment of levies.

23    Teck Resources Limited 2014 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	For the three months ended March 31,
(Teck’s share in Cdn$ millions)	2014	2013

REVENUE
Coal	$880	$1,060

Copper
Highland Valley Copper	224	251
Antamina	178	157
Quebrada Blanca	98	82
Carmen de Andacollo	138	173
Duck Pond	12	20
Other	2	1
	652	684

Zinc
Trail	392	500
Red Dog	208	144
Other	3	2
Inter-segment sales	(52)	(61)
	551	585
Energy	1	1
TOTAL REVENUE	$2,084	$2,330

GROSS PROFIT (LOSS)
Coal	$114	$346

Copper
Highland Valley Copper	74	101
Antamina	112	97
Quebrada Blanca	(4)	(5)
Carmen de Andacollo	22	56
Duck Pond	(4)	4
	200	253

Zinc
Trail	2	29
Red Dog	88	71
Other	1	2
	91	102
Energy	-	-
TOTAL GROSS PROFIT	$405	$701

24    Teck Resources Limited 2014 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	For the three months ended March 31,
(Teck’s share in Cdn$ millions)	2014	2013

OPERATING COSTS
Coal	$350	$305

Copper
Highland Valley Copper	107	108
Antamina	40	36
Quebrada Blanca	65	63
Carmen de Andacollo	81	85
Duck Pond	6	8
Other	2	1
	301	301

Zinc
Trail	95	94
Red Dog	44	28
Other	1	-
	$140	$122

Energy	-	-
Total operating costs	$791	$728

TRANSPORTATION COSTS
Coal	$235	$236

Copper
Highland Valley Copper	9	9
Antamina	5	4
Quebrada Blanca	1	1
Carmen de Andacollo	10	9
Duck Pond	1	1
	26	24

Zinc
Trail	29	27
Red Dog	29	19
	58	46
Total transportation costs	$319	$306

CONCENTRATE PURCHASES

Trail	$252	$338
Inter-segment purchases	(52)	(61)
Total concentrate purchases	$200	$277

25    Teck Resources Limited 2014 First Quarter News Release

COST OF SALES SUMMARY, continued

	For the three months ended March 31,
(Teck’s share in Cdn$ millions)	2014	2013

ROYALTY COSTS
Coal	$3	$3
Copper
Antamina	6	7
HVC	1	-
Duck Pond	-	1
	7	8

Zinc
Red Dog	32	14
Total royalty costs	$42	$25

DEPRECIATION AND AMORTIZATION
Coal	$178	$170

Copper
Highland Valley Copper	33	33
Antamina	15	13
Quebrada Blanca	36	23
Carmen de Andacollo	25	23
Duck Pond	9	6
	118	98

Zinc
Trail	15	12
Red Dog	15	12
	30	24
Energy	1	1
Total depreciation and amortization	$327	$293
TOTAL COST OF SALES	$1,679	$1,629

26    Teck Resources Limited 2014 First Quarter News Release

PRODUCTION STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
Coal	2014	2013

Waste production (000's BCM’s)	63,464	61,405
Clean coal production (000's tonnes)	6,730	6,234

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.43:1	9.85:1
Sales (000's tonnes)	6,168	6,578

Highland Valley Copper

Tonnes mined (000's)	28,711	26,382
Tonnes milled (000's)	10,756	11,264

Copper
Grade (%)	0.30	0.29
Recovery (%)	83.3	86.0
Production (000's tonnes)	26.9	28.5
Sales (000's tonnes)	28.1	31.3
Molybdenum
Production (million pounds)	1.0	1.9
Sales (million pounds)	1.2	1.9

Antamina

Tonnes mined (000's)	45,837	48,032
Tonnes milled (000's)
Copper-only ore	9,093	7,065
Copper-zinc ore	2,636	3,265
	11,729	10,330
Copper (1)
Grade (%)	1.00	0.87
Recovery (%)	87.2	83.6
Production (000's tonnes)	101.4	77.3
Sales (000's tonnes)	92.9	74.2

Zinc (1)
Grade (%)	1.66	2.37
Recovery (%)	80.7	85.4
Production (000's tonnes)	32.9	67.3
Sales (000's tonnes)	35.8	56.5

Molybdenum
Production (million pounds)	1.8	2.1
Sales (million pounds)	2.3	2.4

Notes:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

27    Teck Resources Limited 2014 First Quarter News Release

PRODUCTION STATISTICS, continued

	Three months ended March 31,
Quebrada Blanca	2014	2013

Tonnes mined (000's)	8,444	14,709
Tonnes placed (000's)
Heap leach ore	1,306	1,688
Dump leach ore	1,011	2,943
	2,317	4,631
Grade (SCu%) (1)
Heap leach ore	0.79	0.77
Dump leach ore	0.28	0.26

Production (000's tonnes)
Heap leach ore	8.5	7.6
Dump leach ore	5.4	5.9
	13.9	13.5

Sales (000's tonnes)	12.4	10.1

Notes:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,564	5,946
Tonnes milled (000’s)	4,599	4,197
Copper
Grade (%)	0.44	0.54
Recovery (%)	87.6	87.3
Production (000’s tonnes)	17.6	19.7
Sales (000’s tonnes)	18.3	21.4

Gold (1)
Production (000’s ounces)	12.3	17.9
Sales (000’s ounces)	11.1	19.2

Copper cathode
Production (000’s tonnes)	1.0	0.9
Sales (000’s tonnes)	1.0	0.8

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	50	133
Tonnes milled (000’s)	127	136
Copper
Production (000's tonnes)	3.2	3.3
Sales (000's tonnes)	2.0	1.8
Zinc
Production (000's tonnes)	4.1	3.5
Sales (000's tonnes)	-	4.3

28    Teck Resources Limited 2014 First Quarter News Release

PRODUCTION STATISTICS, continued

	Three months ended March 31,
Trail	2014	2013

Concentrate treated (tonnes 000’s)
Zinc	115	143
Lead	35	37
Metal production
Zinc (000's tonnes)	62.1	74.4
Lead (000's tonnes)	20.3	20.6
Silver (million ounces)	5.2	6.1
Gold (000's ounces)	12.3	15.9

Metal sales
Zinc (000's tonnes)	61.9	72.9
Lead (000's tonnes)	19.0	20.1
Silver (million ounces)	5.1	5.8
Gold (000's ounces)	11.6	19.8

Red Dog

Tonnes mined (000's)	1,048	942
Tonnes milled (000's)	1,077	873
Zinc
Grade (%)	16.9	17.8
Recovery (%)	83.6	82.3
Production (000's tonnes)	151.7	128.2
Sales (000's tonnes)	139.5	107.4
Lead
Grade (%)	4.0	3.9
Recovery (%)	68.2	66.8
Production (000's tonnes)	29.4	23.0
Sales (000's tonnes)	-	-

29    Teck Resources Limited 2014 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the contained copper in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

30    Teck Resources Limited 2014 First Quarter News Release

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our potential financing needs and credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Profit and Adjusted Profit
	Three months ended March 31,
($ in millions)	2014	2013

Profit attributable to shareholders as reported	$69	$319
Add (deduct):
Asset sales and provisions	8	7
Foreign exchange losses	9	4
Derivative (gains) losses	(2)	(2)
Tax items	21	-
Adjusted profit	$105	$328
Adjusted earnings per share	$0.18	$0.56

Reconciliation of Profit Attributable to Shareholders to EBITDA
	Three months ended March 31,
($ in millions)	2014	2013

Profit attributable to shareholders	$69	$319
Finance expense net of finance income	68	87
Provision for income and resource taxes	93	203
Depreciation and amortization	327	293
EBITDA	$557	$902

31    Teck Resources Limited 2014 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
($ in millions)	2014	2013

Gross profit	$405	$701
Depreciation and amortization	327	293
Gross profit before depreciation and amortization	$732	$994

Reported as:
Coal	$292	$516

Copper
Highland Valley Copper	107	134
Antamina	127	110
Quebrada Blanca	32	18
Carmen de Andacollo	47	79
Duck Pond	5	10
	318	351

Zinc
Trail	17	41
Red Dog	103	83
Other	1	2
	121	126

Energy	1	1
Gross profit before depreciation and amortization	$732	$994

32    Teck Resources Limited 2014 First Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended March 31,
(Cdn$ in millions, except where noted)	2014	2013

Cost of sales as reported (1)	$766	$714
Less:
Transportation	(235)	(236)
Depreciation and amortization	(178)	(170)
Inventory write-down	(30)	(6)
Adjusted cash cost of sales	$323	$302
Tonnes sold (000’s)	6,168	6,578

Adjusted per unit costs - Cdn$/tonne
Adjusted cost of sales	$52	$46
Transportation	38	36
Inventory write-down	5	1
Cash unit costs - Cdn$/tonne	$95	$83
Average exchange rate (Cdn$ per US$1.00)	$1.10	$1.01
Adjusted per unit costs - US$/tonne (2)
Adjusted cost of sales	$47	$45
Transportation	35	36
Inventory write-down	4	1
Cash unit costs - US$/tonne	$86	$82

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	Average period exchange rates are used to convert to US$/tonne equivalent.

33    Teck Resources Limited 2014 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(Cdn$ in millions, except where noted)	2014	2013

Revenue as reported (1)	$652	$684
By-product revenue (A) (2)	(55)	(86)
Smelter processing charges	39	29
Adjusted revenue	$636	$627

Cost of sales as reported (1)	$452	$431
Less:
Depreciation and amortization	(118)	(98)
By-product cost of sales (B) (2)	(8)	(11)
Adjusted cash cost of sales	$326	$322

Payable pounds sold (millions) (C)	177.0	175.5

Adjusted per unit cash costs - Cdn$/pound
Adjusted cash cost of sales	$1.84	$1.83
Smelter processing charges	0.22	0.17
Total cash unit costs - Cdn$/pound (D)	$2.06	$2.00
Cash margin for by-products – Cdn$/pound ((A - B)/C =(G)) (2)	$(0.27)	$(0.43)
Net cash unit cost Cdn$/pound (D - G) (3)	$1.79	$1.57

US$ AMOUNTS
Average exchange rate (Cdn$ per US$1.00) (E)	$1.10	$1.01

Adjusted per unit costs – US$/pound (4)
Adjusted cash cost of sales	$1.67	$1.81
Smelter processing charges	0.20	0.17
Total cash unit costs - US$/pound (F) (2)	$1.87	$1.98
Cash margin for by-products – US$/pound (G/E = H)	$(0.25)	$(0.43)
Net cash unit costs – US$/pound (F - H)	$1.62	$1.55

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	By-products includes both by-products and co-products.
(3)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(4)	Average period exchange rates are used to convert to US$/lb equivalent.

34    Teck Resources Limited 2014 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program, the sensitivity of our profit to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, the expected timing and costs of restarting our Pend Oreille zinc operation, expectations regarding second quarter coal sales levels, cost of product sold, annual production targets, our expectation that Antamina will return to higher production in 2014, the amount of our portion of the 2014 expenditures for the Fort Hills oils sands project, anticipated capital expenditures, expectations that we have sufficient credit capacity to meet capital commitments and working capital over the next four years, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety

35    Teck Resources Limited 2014 First Quarter News Release

and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2013, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2014 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 22, 2014. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

.

36    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2014 (Unaudited)

37    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions, except for share data)	2014	2013

Revenues	$2,084	$2,330

Cost of sales	(1,679)	(1,629)
Gross profit	405	701

Other operating expenses
General and administration	(31)	(34)
Exploration	(12)	(14)
Research and development	(6)	(2)
Other operating income (expense) (Note 3)	(104)	(18)
Profit from operations	252	633

Finance income	1	1
Finance expense (Note 4)	(69)	(88)
Non-operating income (expense) (Note 5)	(13)	(13)
Share of losses of associates	(1)	(1)
Profit before tax	170	532

Provision for income and resource taxes	(93)	(203)
Profit for the period	$77	$329

Profit attributable to:
Shareholders of the company	$69	$319
Non-controlling interests	8	10
Profit for the period	$77	$329
Earnings per share
Basic	$0.12	$0.55

Diluted	$0.12	$0.55

Weighted average shares outstanding (millions)	576.3	582.1

Shares outstanding at end of period (millions)	576.3	581.5

38    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Profit	$77	$329

Other comprehensive income (loss) in the period
Items that may be subsequently reclassified to profit
Currency translation differences (net of taxes of $36 and $19)	78	48
Change in fair value of available-for-sale financial instruments (net of taxes of $(1) and $8)	8	(59)
Cash flow hedges (net of taxes of $(1) and $nil)	3	-
	89	(11)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $1 and $(32))	4	74
Total other comprehensive income for the period	93	63
Total comprehensive income for the period	$170	$392

Total other comprehensive income attributable to:
Shareholders of the company	$89	$61
Non-controlling interests	4	2
	$93	$63

Total comprehensive income attributable to:
Shareholders of the company	$158	$380
Non-controlling interests	12	12
	$170	$392

39    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Operating activities
Profit	$77	$329
Adjustments:
Depreciation and amortization	327	293
Provision (recovery) for deferred income and resource taxes	(15)	69
Share of losses of associates	1	1
Foreign exchange losses	10	5
Finance expense	69	88
Other	1	(9)
	470	776
Net change in non-cash working capital items	75	(13)
	545	763
Investing activities
Purchase of property, plant and equipment	(400)	(388)
Capitalized stripping costs	(204)	(210)
Expenditures on financial investments and other assets	(8)	(82)
Proceeds from the sale of investments and other assets	2	2
	(610)	(678)
Financing activities
Issuance of debt	12	-
Repayment of debt	(14)	(12)
Debt interest paid	(158)	(143)
Purchase and cancellation of Class B subordinate voting shares	-	(35)
Dividends paid	(259)	(262)
Distributions to non-controlling interests	(7)	(9)
	(426)	(461)

Effect of exchange rate changes on cash and cash equivalents	105	59
Decrease in cash and cash equivalents	(386)	(317)

Cash and cash equivalents at beginning of period	2,772	3,267
Cash and cash equivalents at end of period	$2,386	$2,950

40    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(Cdn$ in millions)	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$2,386	$2,772
Current income and resource taxes receivable	29	71
Trade accounts receivable	992	1,232
Inventories (Note 6)	1,742	1,695
	5,149	5,770

Financial and other assets	783	746
Investments in associates	24	24
Property, plant and equipment	28,317	27,811
Deferred income and resource tax assets (Note 8)	422	164
Goodwill	1,686	1,668
	$36,381	$36,183

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,454	$1,784
Dividends payable (Note 9(d))	-	259
Current income and resource taxes payable	3	61
Debt (Note 7)	69	59
	1,526	2,163

Debt (Note 7)	7,965	7,664
Deferred income and resource tax liabilities (Note 8)	6,169	5,908
Retirement benefit liabilities	517	479
Other liabilities and provisions	1,221	1,158

Equity
Attributable to shareholders of the company	18,759	18,597
Attributable to non-controlling interests	224	214
	18,983	18,811
	$36,381	$36,183

41    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,503	6,699
Share repurchase	-	(14)
Issued on exercise of options	-	-
End of period	6,503	6,685

Retained earnings
Beginning of period	11,853	11,291
Profit for the period attributable to shareholders of the company	69	319
Share repurchase	-	(20)
Remeasurements of retirement benefit plans	4	74
End of period	11,926	11,664

Contributed surplus
Beginning of period	130	113
Share option compensation expense	4	3
End of period	134	116

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 9(b))
Beginning of period	104	(35)
Other comprehensive income	89	61
Less remeasurements of retirement benefit plans recorded in retained earnings	(4)	(74)
End of period	189	(48)

Non-controlling interests
Beginning of period	214	189
Profit for the period attributed to non-controlling interests	8	10
Other comprehensive income	4	2
Other	5	2
Dividends or distributions	(7)	(9)
End of period	224	194
Total equity	$18,983	$18,618

42    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on April 21, 2014.

2.	ADOPTION OF NEW IFRS PRONOUNCEMENT

We adopted IFRIC 21, Levies (“IFRIC 21”) on January 1, 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes, which are accounted for under IAS 12, Income Taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The adoption of IFRIC 21 did not affect our financial results or disclosures as our analysis determined that no changes were required to our existing accounting treatment of levies.

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Pricing adjustments	$(63)	$(22)
Share-based compensation (Note 9(a))	(1)	4
Environmental costs	(2)	(1)
Social responsibility and donations	(5)	-
Loss on operating assets	(1)	-
Write-down on operating assets	(12)	-
Care and maintenance	(3)	(2)
Commodity derivatives	3	3
Provision for closed properties	(5)	9
Other	(15)	(9)
	$(104)	$(18)

43    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	FINANCE EXPENSE

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Debt interest	$95	$85
Discount and financing fee amortization	1	1
Less capitalized interest	(50)	(26)
	46	60
Net interest expense on retirement benefit plans	5	7
Decommissioning and restoration provision accretion	17	18
Other	1	3
	$69	$88

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2014	2013

Foreign exchange losses	$(10)	$(5)
Write-down of marketable securities	-	(8)
Other	(3)	-
	$(13)	$(13)

6.	INVENTORIES

Inventory is recorded at the lower of cost and net realizable value. During the period, total inventory write-downs were $32 million (March 31, 2013 - $10 million) and were included as part of cost of sales.

44    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	DEBT

(Cdn$ in millions)	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$331	$354	$318	$342
3.15% notes due January 2017 (US$300 million)	330	345	318	330
3.85% notes due August 2017 (US$300 million)	328	352	315	338
2.5% notes due February 2018 (US$500 million)	549	558	528	537
3.0% notes due March 2019 (US$500 million)	548	559	527	530
4.5% notes due January 2021 (US$500 million)	549	566	528	538
4.75% notes due January 2022 (US$700 million)	769	797	739	753
3.75% notes due February 2023 (US$750 million)	818	780	787	745
6.125% notes due October 2035 (US$700 million)	758	804	729	731
6.0% notes due August 2040 (US$650 million)	715	722	688	668
6.25% notes due July 2041 (US$1,000 million)	1,093	1,146	1,051	1,078
5.2% notes due March 2042 (US$500 million)	545	505	524	473
5.4% notes due February 2043 (US$500 million)	546	523	526	494
Antamina senior revolving credit facility due April 2015	25	25	24	24
Other	130	130	121	121
	8,034	8,166	7,723	7,702

Less current portion of long-term debt	(69)	(69)	(59)	(59)
	$7,965	$8,097	$7,664	$7,643

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items.

8.	INCOME AND RESOURCE TAXES

a)	Internal Reorganization

During the period, we completed an internal reorganization that transferred certain mining assets previously held by our wholly-owned subsidiaries to the parent company. This had the effect of reclassifying approximately $260 million from our deferred tax liabilities to our deferred tax assets.

b)	Proposed Chile Tax Rate Change

On April 1, the Chilean Government introduced a comprehensive tax reform bill that proposes to phase in over the next four years an increase to the first stage corporate tax rate from 20% to 25% and from 2017, the elimination of the deferral of the second stage corporate tax such that the corporate tax rate will effectively become, between the first stage and second stage, 35% as earned. Once the tax reform bill is enacted, we will determine the effect of it on our financial results.

45    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	EQUITY

a)	Share-Based Compensation

During the first quarter of 2014, we granted 3,133,185 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $26.25, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $7.37 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.62%, a dividend yield of 3.43% and an expected volatility of 41%.

During the first quarter of 2014, we issued 927,802 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at March 31, 2014 was 3,458,151.

A share-based compensation expense (recovery) of $1 million (2013 - $(4) million) was recorded for the three months ended March 31, 2014 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are:

	March 31,	March 31,
(Cdn$ in millions)	2014	2013

Currency translation adjustment	$181	$9
Unrealized gain (loss) on available-for-sale financial assets (net of tax of $(1) and $8)	13	(59)
Unrealized gain on cash flow hedges (net of tax of $nil and $nil)	1	-
	$195	$(50)

Accumulated other comprehensive income attributable to:
Shareholders of the company	$189	$(48)
Non-controlling interests	6	(2)
	$195	$(50)

c)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

Our current normal course issuer bid, which commenced on June 28, 2013, allows us to purchase up to 20 million Class B subordinate voting shares until June 27, 2014 or an earlier date if we complete such purchases. During the period, no shares have been repurchased pursuant to our current issuer bid.

46    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	EQUITY, continued

d)	Dividends

Dividends of $0.45 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of December 16, 2013 and were paid on January 2, 2014.

10.	SEGMENT INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended March 31, 2014
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	880	652	603	1	-	2,136
Less: Inter-segment revenues	-	-	(52)	-	-	(52)
Revenues	880	652	551	1	-	2,084
Cost of sales	(766)	(452)	(460)	(1)	-	(1,679)
Gross profit	114	200	91	-	-	405
Other operating income (expenses)	(1)	(87)	(6)	-	(59)	(153)
Profit from operations	113	113	85	-	(59)	252

Net finance expense	(10)	(6)	(7)	-	(45)	(68)
Non-operating income (expenses)	-	-	-	-	(13)	(13)
Share of profit (loss) from associates	-	-	-	-	(1)	(1)
Profit before tax	103	107	78	-	(118)	170
Capital expenditures	210	178	47	165	4	604
Goodwill	1,203	483	-	-	-	1,686

Total assets	17,590	9,660	3,156	2,679	3,296	36,381

47    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	SEGMENT INFORMATION, continued

	Three months ended March 31, 2013
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	1,060	684	646	1	-	2,391
Less: Inter-segment revenues	-	-	(61)	-	-	(61)
Revenues	1,060	684	585	1	-	2,330
Cost of sales	(714)	(431)	(483)	(1)	-	(1,629)
Gross profit	346	253	102	-	-	701
Other operating income (expenses)	-	(34)	1	-	(35)	(68)
Profit from operations	346	219	103	-	(35)	633

Net finance expense	(12)	(4)	(9)	-	(62)	(87)
Non-operating income (expenses)	-	-	-	-	(13)	(13)
Share of losses of associates	-	-	-	-	(1)	(1)
Profit before tax	334	215	94	-	(111)	532
Capital expenditures	241	259	46	46	6	598
Goodwill	1,203	443	-	-	-	1,646

Total assets	17,667	8,336	4,009	1,932	2,839	34,783

11.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2014, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metal Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for response costs, the amount of which will be determined in a subsequent phase of the case.

48    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	CONTINGENCIES, continued

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions, and TML has filed a responsive motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

12.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

13.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

49    Teck Resources Limited 2014 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	FAIR VALUE MEASUREMENTS, continued

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2014 and December 31, 2013 are summarized in the following table:

(Cdn$ in millions)	March 31, 2014				December 31, 2013

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$283	$-	$-	$283	$260	$-	$-	$260
Debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	672	-	672	-	695	-	695
Derivative instruments	-	1	-	1	-	1	-	1
	$283	$673	$16	$972	$260	$696	$16	$972

Financial liabilities
Derivative instruments	$-	$6	$-	$6	$-	$10	$-	$10
Settlements payable	-	40	-	40	-	42	-	42
	$-	$46	$-	$46	$-	$52	$-	$52

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at March 31, 2014 or December 31, 2013.

50    Teck Resources Limited 2014 First Quarter News Release